Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,		December 31,		December 31,		December 31,		December 31,		December 29,
	2007		2006		2005		2004		2003		2002

(In thousands)
Earnings (loss) before income taxes	$195,571		$233,442		$175,860		$127,830		$47,745		$(2,210)
Add:
Interest on indebtedness	21,350		29,227		36,234		34,227		39,324		43,774
Amortization of debt expense	514		704		939		1,098		1,741		1,542
Portion of rents representative of the interest factor	5,989		7,735		7,392		7,089		7,807		8,859
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	548		(61)		(631)		(1,055)		(1,777)		160

Earnings (as defined)	$223,972		$271,047		$219,794		$169,189		$94,840		$52,125	(a)

Fixed charges:
Interest on indebtedness	21,350		29,227		36,234		34,227		39,324		43,774
Amortization of debt expense	514		704		939		1,098		1,741		1,542
Portion of rents representative of the interest factor	5,989		7,735		7,392		7,089		7,807		8,859

Total fixed charges	$27,853		$37,666		$44,565		$42,414		$48,872		$54,175

Ratio of earnings to fixed charges	8.0	x	7.2	x	4.9	x	4.0	x	1.9	x	1.0	x(a)

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.